Obtaining Control of Credit Suisse Institutional Asia Bond

 As of April 30, 2007, Genworth Financial Trust Co FBO Omnibus ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of October 31, 2007, Shareholder owned 42,761,816.252 shares of the Fund, which represented 100% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund.
The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.